March 16, 2010	ATTORNEYS AT LAW 777 EAST WISCONSIN AVENUE MILWAUKEE, WI 53202-5306 414.271.2400 TEL 414.297.4900 FAX foley.com CLIENT/MATTER NUMBER 041754-0133
VIA EDGAR SYSTEM

Perry J. Hindin
Special Counsel
Office of Mergers & Acquisitions
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Mail Stop 3628
Washington, DC  20549-3628

Re:
CFS Bancorp, Inc. (the “Company”)
Preliminary Proxy Statement on Schedule 14A
Filed March 4, 2010 by
John W. Palmer, PL Capital, LLC, et al.

Soliciting Materials filed pursuant to Rule 14a-12 on May 7, August 3,
August 24, November 27, December 7, 2009 and February 9, 2010
Filed by John W. Palmer, PL Capital, LLC, et al.
John W. Palmer, PL Capital, LLC, et al.
File No. 000-24611

Dear Mr. Hindin:

We are writing on behalf of the PL Capital Group.  The PL Capital Group consists of the following (collectively, the “PL Capital Group”): Financial Edge Fund, L.P.; PL Capital, LLC; Goodbody/PL Capital, LLC; Financial Edge-Strategic Fund, L.P.; PL Capital/Focused Fund, L.P.; Goodbody/PL Capital, L.P.; PL Capital Advisors, LLC; Richard J. Lashley; John W. Palmer; Red Rose Trading Estonia OU; Irving A. Smokler, principal of Red Rose Trading Estonia OU; Beth Lashley, spouse of Mr. Lashley; Danielle Lashley (Mr. Lashley is Custodian of UTMA for Danielle Lashley), child of Mr. and Mrs. Lashley; PL Capital Defined Benefit Plan; and Dr. Robin Lashley.  Set forth below are the PL Capital Group’s responses to comments of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in the Staff’s letter, dated March 12, 2010, with respect to the above-referenced preliminary proxy statement and form of proxy (collectively, the “Proxy Statement”) for use in conjunction with the 2010 annual meeting of shareholders of CFS Bancorp, Inc. (“CFS Bancorp” or “Company”).  The numbered items set forth below (in bold italics) repeat the comments of the Staff reflected in the comment letter, and following such comments are the PL Capital Group’s responses (in regular type).

BOSTON BRUSSELS CHICAGO DETROIT	JACKSONVILLE LOS ANGELES MADISON MIAMI	MILWAUKEE NEW YORK ORLANDO SACRAMENTO	SAN DIEGO SAN DIEGO/DEL MAR SAN FRANCISCO SHANGHAI	SILICON VALLEY TALLAHASSEE TAMPA TOKYO WASHINGTON, D.C.

March 16, 2010

As appropriate, the PL Capital Group has amended the Proxy Statement in response to these comments, and marked the documents to reflect changes to the original documents.  On behalf of the PL Capital Group, we are transmitting for filing pursuant to Rule 14a-6 of the Securities Exchange Act of 1934, as amended, Amendment No. 1 to the Proxy Statement (under the cover page required by Rule 14a-6(m) and Schedule 14A).  In addition, under separate cover, the PL Capital Group is providing you a marked copy of the amendments showing the changes made and an annotated copy of the Proxy Statement with schedules setting forth certain supplemental information that you requested (the “Schedules”), to expedite your review.

In connection with the responses below, each member of the PL Capital Group acknowledges (1) that the members of the PL Capital Group are responsible for the adequacy and accuracy of the disclosure in the Proxy Statement; (2) that Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Proxy Statement; and (3) that the members of the PL Capital Group may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Schedule 14A

General

1.  Please revise the proxy statement to reconcile the following:

•	the facing page of the Schedule 14A lists 13 filings persons;

•
page 1 of the proxy statement indicates that the filing is the “proxy statement” of the PL Capital Group;” discloses that PL Capital Group is soliciting proxies to elect Mr. Palmer and refers readers to page 17 for a list of persons that comprise the “PL Capital Group”;

•
page 17 of the proxy statement indicates that PL Capital Group is comprised of sixteen persons (the following persons are listed on page 17 but not on the facing page of the Schedule 14A:  Dr. Robin Lashley, Mr. Lashley as Custodian of UTMA for Danielle Lashley and the PL Capital Defined Benefit Plan);

•
Appendix A of the proxy statement identifies 15 persons as members of PL Capital Group (the following persons are listed in Appendix A but not on the facing page of the Schedule 14A:  Dr. Robin Lashley, Mr. Lashley as Custodian of UTMA for Danielle Lashley and the PL Capital Defined Benefit Plan; the following person is listed on the facing page of the Schedule 14A but not in Appendix A: Danielle Lashley).

March 16, 2010

Response:  As requested, the PL Capital Group has revised the Proxy Statement to clearly identify all of the participants in the group, and has revised its Schedule 13D accordingly.

2.  Please include in the proxy statement a reasonably detailed description of the contacts you have had with CFS Bancorp during the time period leading up to this solicitation.

Response:  As requested, we have included in the proxy statement a reasonably detailed description of the contacts the PL Capital Group has had with CFS Bancorp during the time period leading up to this solicitation.

3.  We note that you have made statements in your proxy statement that appear to directly or indirectly impugn the character, integrity or personal reputation of the Company’s management and directors, or make charges of illegal, improper or immoral conduct without adequate factual foundation.  The following problematic statements are representative of those that appear in your filing:

•
“We believe that our nominee to CFS Bancorp’s board of directors, Mr. Palmer, will add a sorely needed strong independent voice to the current board.” (page 1) Based on the preliminary proxy statement filed on February 25, 2010, it appears that the board of directors of the Company has affirmatively determined that all of the directors, other than Mr. Thomas F. Prisby, are independent under the applicable NASDAQ requirements and the board of directors makes a determination of director independence annually.

•
“We believe the entire board of directors, including nominees Frank Lester and Thomas Prisby, should be held accountable for allowing the Company and the Bank to engage in related party dealings.” (page 7)  Please refer to our comments 5 and 6 below when responding to this aspect of this comment.

•
“While less objectionable to us than paying bonuses for ‘losing money,’ we also question why shareholders should pay bonuses to executives to reduce non-performing assets that were created while these executives were in charge.” (page 10) It is our understanding that the non-performing assets which PL Capital references involves loans that were made prior to the employment of Daryl Pomranke in 2008, Dale Clapp in 2008 and Daniel Zimmer in 2007.

Please do not use these or similar statements without providing a proper factual foundation for the statements.  In addition, as to matters for which you do have a proper factual foundation, please avoid making statements about those matters that go beyond the scope of what is reasonably supported by the factual foundation.  Please note that characterizing a statement as your opinion or belief does not eliminate the need to provide a proper factual foundation for the statement; there must be a

March 16, 2010

reasonable basis for each opinion or belief that you express.  Please refer to Note (b) to Rule 14a-9.

Response:  As requested, the PL Capital Group has revised the Proxy Statement to revise the referenced statements to provide a proper factual foundation for the statements (ensuring that the statement does not go beyond the scope of what is reasonably supported by the factual foundation) or eliminated them, as appropriate.

4.  Please characterize each statement or assertion of opinion or belief as such, and ensure that a reasonable basis for each opinion or belief exists.  Further, refrain from making any insupportable statements.  Support for opinions or beliefs should be self-evident, disclosed in your materials or provided to the staff on a supplemental basis with a view toward disclosure.  We cite the following examples, without limitation, of statements or assertions in your materials, which at a minimum, must be supported on a supplemental basis or deleted from the disclosure.  As noted in the preceding comment, characterizing a statement as your opinion or belief does not eliminate the need to provide a proper factual foundation for the statement; there must be a reasonable basis for each opinion or belief that you express.

•
“Despite the dismal performance of the Company during the past five years, the compensation committee, on which director Frank Lester served from 2005 to 2009, increased Chairman Thomas Prisby’s salary by approximately 11%, while the stock price declined by approximately 75%.” (page 8).  It is our understanding, based on the preliminary proxy statement filed by the Company on February 25, 2010, Mr. Prisby did not receive a salary increase in 2009.  The difference between Mr. Prisby’s salary in 2009 and 2008 appears to be the result of an additional pay period in 2009 (26 vs. 27 pay periods) rather than a base salary increase.  As a result, it appears that Mr. Prisby’s salary increased by only 6% from 2005 to 2009.

•
“The reserve for loan losses as a percentage of NPAs is only 29% at December 31, 2009, well below the average of the Company’s peers in the SNL Bank and Thrift Index, as shown in the chart that follows.” (page 4).  It is our understanding that the SNL Bank and Thrift Index is a proprietary index of SNL Financial which contains all banks and thrifts listed on the New York Stock Exchange, NASDAQ and NYSE-Amex regardless of asset size, market capitalization, geographic location or charter type.  It is therefore unclear how a reasonable basis exists to make a statement suggesting the figures provided in this chart are that of the Company’s peers.

•	“CFS Bancorp’s Return on Avg. Equity (ROAE) vs. Peers for the Past 5 Years.” (caption preceding the chart on page 6). See the preceding bullet point regarding the reference to peers.

March 16, 2010

•
The information contained in the chart entitled “CFS Bancorp Loan Loss Reserve to NPAs (%) vs. Peers” on page 5.  It is our understanding that the ratio of loan loss reserves to non-performing assets for the Company at December 31, 2009 is 34%, not 29%, as indicated in the chart.

•
“In addition, under the Agreement, both the Company and the Bank cannot, without the prior approval of the OTS...[i]ncur or renew any debt without the OTS’ approval.” (page 6), It is our understanding that only the Company, and not the Bank, is subject to this limitation.

•
“Given his age (67 at the time), significant other compensation, an employment contract and the fact that Mr. Prisby has worked his entire career at the Company, we do not believe he needed to be incentivized to stay.” (page 9).  Based on disclosure in the Company’s preliminary proxy statement, it does not appear Mr. Prisby worked his entire career at the Company.

•	“[Mr. Palmer] is considered a “financial expert” as that term is defined by the Sarbanes-Oxley Act, an important distinction for a member of a publicly traded bank board of directors.” (page 13).

Response:  As requested, the PL Capital Group has revised the Proxy Statement to characterize each statement or assertion of opinion or belief as such, and ensure that a reasonable basis for each opinion or belief exists.  The Schedules provide the supplemental information requested by the Staff.

We Question Related Party Transactions with Chairman Prisby’s Family, page 6

5.  We note that the PL Capital Group quotes a portion of the Company’s Code of Conduct and Ethics in support of its suggestion that the Company has engaged in activities inconsistent with such policy.  However, it is our understanding that the Code further provides that the directors of the Company may avoid conflicts of interest by disclosing their personal interests to their fellow directors and recusing themselves from participation in any decision with respect to such conflict of interest transactions.  Please revise the disclosure to remove the current implication that the Code of Ethics establishes an absolute prohibition of transactions involving a conflict of interest as opposed to a process for handling and approving conflict of interest transactions.

Response:  As requested, the PL Capital Group has revised the disclosure to remove the implication that the Code of Ethics establishes an absolute prohibition of transactions involving a conflict of interest as opposed to a process for handling and approving conflict of interest transactions.

March 16, 2010

6.  We refer you to the chart relating to payments made to the Caprio-Prisby Architectural Design firm.  As indicated in the Company’s preliminary proxy statement, the reported amounts include fees paid for work performed by unrelated third party subcontractors.  Either revise the chart to accurately reflect such amounts or provide disclosure clarifying this point.

Response:  As requested, the PL Capital Group has revised the chart to reflect the referenced amounts.

Mr. John W. Palmer, page 13

7.  We note the statement on the top of page 14 that the PL Capital Group reserves the right to vote for an unidentified substitute nominee.  Advise us, with a view toward revised disclosure, whether the participants are required to identify or nominate such substitute nominee in order to comply with any applicable Company advance notice bylaw.  In addition, please confirm for us that should the participants lawfully identify or nominate a substitute nominee before the meeting, the participants will file an amended proxy statement that (1) identifies the substitute nominee, (2) discloses whether such nominee has consented to being named in the revised proxy statement and to serve if elected and (3) includes the disclosure required by Items 5(b) and 7 of Schedule 14A with respect to such nominee.

Response:  The reservation of the right to substitute nominees has been deleted and therefore no further disclosure is being made.

How to Vote by Proxy, page 14

8.  We refer you to the first bullet point on page 14.  Won’t a security holder’s proxy be voted for the election of another nominee in addition to Mr. Palmer?  Please revise or advise.  We note similar disclosure elsewhere in the proxy statement, e.g., the last paragraph of the section entitled “Voting and Proxy Procedures.”

Response:  As requested, the PL Capital Group has revised the Proxy Statement to clearly indicate that the proxy will be voted “FOR” the election of its nominee and “FOR” the persons who have been nominated by the Company to serve as Director, other than Mr. Frank Lester.

Certain Information Regarding the Participants, page 17

9.  We refer you to the first paragraph at the top of page 18.  Please revise the reference to who “may be deemed” a participant by stating definitively who is a participant.  See Instruction 3 to Item 4 of Schedule 14A.  In addition, consistent with our comment 1, please also revise throughout the proxy statement to clearly identify the members of the PL Capital Group, and if not all of such members are participants, so state.  Please ensure that future soliciting materials comply with this comment.

March 16, 2010

Response:  As requested, the PL Capital Group has revised the Proxy Statement to clearly identify who is a participant and to clearly identify all of the members of the PL Capital Group.

Other Matters, page 18

10.  You refer security holders to information that you are required to provide that will be contained in the Company’s proxy statement for the annual meeting.  We presume that you are relying upon Rule 14a-5(c) to refer to this information.  If so, please note that we believe that reliance upon Rule 14a-5(c) before the Company distributes the information to security holders would be inappropriate.  Alternatively, if you determine to disseminate your proxy statement prior to the distribution of the Company’s proxy statement, you must undertake to provide the omitted information to security holders.  Please advise as to your intent in this regard.

Response:  The PL Capital Group advises the Staff that it will not disseminate its materials until CFS Bancorp has filed and mailed definitive proxy solicitation materials.

Soliciting Materials filed pursuant to Rule 14a-12

11.  We note the disclosure indicating that “information regarding the participants and their interests will be contained in the definitive proxy statement (when, and if available) filed by PL Capital Group with the SEC in connection with CFS Bancorp’s 2010 Annual Meeting of Shareholders (emphasis added).” Please note that the legend must advise security holders where they can currently obtain such information as opposed to referring them to future filings.  Please see Exchange Act Rule 14a-12(a)(1)(i).  Please confirm each participant’s understanding of such obligation.

Response:  The PL Capital Group advises the Staff that it understands the obligation for the legend to advise security holders where they can currently obtain the referenced information.

*           *           *

March 16, 2010

If the Staff has any questions with respect to any of the foregoing, please contact the undersigned at (414) 297-5596.

Very truly yours, /s/ Peter D. Fetzer Peter D. Fetzer

Enclosures

cc:	John W. Palmer (w/o enclosures) Richard J. Lashley (w/o enclosures) PL Capital Group Phillip M. Goldberg (w/o enclosures) Foley & Lardner LLP